May 15, 2015

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                        Triloma EIG Global Energy Master Fund, LLC

Application for Withdrawal of Registration Statement on Form N-2

File No.: 811-23033

Ladies and Gentlemen:

In accordance with Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Triloma EIG Global Energy Master Fund, LLC, a closed-end management investment company organized as a Delaware corporation (the “Fund”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Fund’s Registration Statement on Form N-2 filed on February 20, 2015 (SEC Accession No. 0001104659-15-012658), as amended by Amendment No. 1 on March 30, 2015, together with all exhibits thereto (the “Registration Statement”).

No securities were issued or sold pursuant to the Registration Statement.

Should you have any questions regarding the foregoing, please contact Richard Horowitz of Dechert LLP, counsel to the Fund, at (212) 698-3525.

Very truly yours,

/s/ Barry L. Goff
Barry L. Goff

Authorized Person
Triloma EIG Global Energy Master Fund, LLC

cc:                                Richard Horowitz, Dechert LLP